# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hall of Fame Resort & Entertainment Co, CIK 0001708176
CUSIP: 40619L102
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Date of event which requires filing of this statement: 01/15/2025
Filed by CIK 0001685448
Persons authorized to receive notices and communications: Rick Miller, Bryan Cave Leighton Paisner LLP, Center 14th Fl 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600; Amy Wilson, Bryan Cave Leighton Paisner LLP, Center 14th Fl 1201 Peachtree St. NW, Atlanta, Georgia (GA), 30309, (404) 572-6600

## Reporting persons
- IRG Canton Village Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 840,168; sole dispositive power 0; shared dispositive power 840,168; aggregate amount beneficially owned 840,168 (12.3% of the class); the aggregate amount excludes certain shares
- IRG Canton Village Member, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 840,168; sole dispositive power 0; shared dispositive power 840,168; aggregate amount beneficially owned 840,168 (12.3% of the class); the aggregate amount excludes certain shares
- American Capital Center, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,521; sole dispositive power 0; shared dispositive power 18,521; aggregate amount beneficially owned 18,521 (0.3% of the class); the aggregate amount excludes certain shares
- CH Capital Lending, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,998,475; sole dispositive power 0; shared dispositive power 11,998,475; aggregate amount beneficially owned 11,998,475 (66.9% of the class); the aggregate amount excludes certain shares
- IRG, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 459,533; sole dispositive power 0; shared dispositive power 459,533; aggregate amount beneficially owned 459,533 (6.4% of the class); the aggregate amount excludes certain shares
- Midwest Lender Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 405,293; sole dispositive power 0; shared dispositive power 405,293; aggregate amount beneficially owned 405,293 (5.7% of the class); the aggregate amount excludes certain shares
- Stuart Lichter (CIK 0001685448): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,735,624; sole dispositive power 0; shared dispositive power 13,735,624; aggregate amount beneficially owned 13,735,624 (72.5% of the class); the aggregate amount excludes certain shares
  Comment: (1) Percentage based on 6,698,645 shares of Common Stock issued and outstanding as of March 21, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 26, 2025. Information regarding shares of Common Stock issuable in respect of convertible debt and warrants based on information reported by the Issuer, including interest accruals and principal balance of convertible debt with interest paid in kind.
  
  (2) Each of IRG Canton Village Member, LLC ("IRG Canton Village Member") and IRG Canton Village Manager, LLC ("IRG Canton Village Manager") may be deemed to beneficially own 683,083 shares of Common Stock held by HOF Village, LLC through the IRG Canton Village Member's indirect (approximately 74.9%) ownership interest therein and IRG Canton Village Manager's role as manager of IRG Canton Village Member. For similar reasons, each may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The warrants are exercisable within 60 days. Each of IRG Canton Village Member and IRG Canton Village Manager disclaims beneficial ownership of all shares held by HOF Village, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating their percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series A warrants.
  
  (3) American Capital Center, LLC beneficially owns 18,521 shares of the Issuer's Common Stock.
  
  (4) CH Capital Lending, LLC ("CH Capital") beneficially owns (a) 751,168 shares of Common Stock, (b) 92,432 shares of Common Stock issuable upon conversion of a $14,037,115 principal amount (as of December 31, 2024) convertible note (the "Convertible Note") with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (c) 455,867 shares of Common Stock issuable upon the exercise of Series C warrants with an exercise price of $12.77 per share, (d) 111,321 shares of Common Stock issuable upon the exercise of Series D warrants with an exercise price of $12.77 per share, (e) 45,419 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share, (f) 521,493 shares of Common Stock issuable upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (g) 4,488,879 shares of Common Stock issuable upon conversion of $16,339,523 principal amount (as of December 31, 2024) under the Third Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated March 17, 2023, as amended (the "2020 Term Loan Note") with a conversion price of $3.64 per share, (h) 3,174,792 shares of Common Stock issuable upon conversion of $11,556,245 principal amount (as of December 31, 2024) under the First Amended and Restated Promissory Note, dated December 8, 2023 (the "2022 Term Loan Note") with a conversion price of $3.64 per share, (i) 1,033,900 shares of Common Stock issuable upon conversion of a $13,202,903 principal amount (as of December 31, 2024) under the Business Loan Agreement, dated June 16, 2022 (the "Bridge Loan") with a conversion price of $12.77 per share, (j) 900,283 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,496,624 (as of January 15, 2025) with a conversion price of $12.77 per share (the "Hotel II Note"), and (k) 422,921 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,400,706 (as of January 15, 2025) with a conversion price of $12.77 per share (the "Split Note") . The convertible note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, Series D and Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the warrants and the conversion of the Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note.
  
  (5) IRG, LLC ("IRG") beneficially owns (a) 15,950 shares of the Issuer's Common Stock, (b) 420,875 shares of Common Stock issuable upon the conversion of $5,374,579 principal amount (as of December 31, 2024) promissory note with a conversion price of $12.77 per share, and (c) 22,709 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share. The convertible note and the Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series E warrants and the conversion of the convertible promissory note.
  
  (6) Midwest Lender Fund, LLC ("MLF") beneficially owns (a) 5,681 shares of the Issuer's Common Stock, (b) 5,677 shares of the Common Stock issuable upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (c) 393,935 shares of Common Stock issuable upon the conversion of $5,030,559 principal amount (as of December 31, 2024) promissory note with a conversion price of $12.77 per share. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series G warrants and the conversion of the convertible promissory note.
  
  (7) Mr. Lichter beneficially owns 9,090 shares of Common Stock and 4,543 shares of Common Stock issuable upon the exercise of Series B warrants with an exercise price of $30.81 per share. The Series B warrants are exercisable within 60 days. Mr. Lichter may be deemed to beneficially own (a) through his indirect ownership of membership interests in IRG, (i) 15,950 shares of Common Stock held by IRG, (ii) 22,709 shares of Common Stock issuable to IRG upon the exercise of Series E warrants with an exercise price of $12.77 per share and (iii) 420,875 shares of Common Stock issuable to IRG upon the conversion of $5,374,579 principal amount (as of December 31, 2024) promissory note with a conversion price of $12.77 per share, (b) through his beneficial ownership of membership interests in MLF, (i) 5,681 shares of Common Stock, (ii) 5,677 shares of Common Stock issuable to MLF upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (iii) 393,935 shares of Common Stock issuable to MLF upon the conversion of $5,030,559 principal amount (as of December 31, 2024) promissory note with a conversion price of $12.77 per share, (c) through his indirect ownership of membership interests in CH Capital, (i) 751,168 shares of Common Stock (ii) 455,867 shares of Common Stock issuable to CH Capital upon the exercise of Series C warrants with an exercise price of $12.77 per share, (iii) 111,321 shares of Common Stock issuable to CH Capital upon the exercise of Series D warrants with an exercise price of $12.77 per share, (iv) 45,419 shares of Common Stock issuable to CH Capital upon the exercise of Series E warrants with an exercise price of $12.77 per share, (v) 521,493 shares of Common Stock issuable to CH Capital upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share (including shares issuable in respect of accrued and unpaid dividends), (vi) 4,488,879 shares of Common Stock issuable to CH Capital upon conversion of a $16,339,523 principal amount (as of December 31, 2024) pursuant to the 2020 Term Loan Note with a conversion price of $3.64 per share, (vii) 3,174,792 shares of Common Stock issuable to CH Capital upon conversion of a $11,556,245 principal amount (as of December 31, 2024) pursuant to the 2022 Term Loan Note with a conversion price of $3.64 per share, (viii) 1,033,900 shares of Common Stock issuable to CH Capital upon conversion of a $13,202,903 principal amount (as of December 31, 2024) under the Bridge Loan with a conversion price of $12.77 per share, (ix) 92,432 shares of Common Stock issuable to CH Capital upon the conversion of a $14,037,115 principal amount (as of December 31, 2024) pursuant to the Convertible Note with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (x) 900,283 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $11,496,624 (as of January 15, 2025) under the Hotel II Note with a conversion price of $12.77 per share and (xi) (x) 422,921 shares of Common Stock issuable upon the conversion of a promissory note with an outstanding amount of $5,400,706 (as of January 15, 2025) under the Split Note with a conversion price of $12.77 per share (d) 18,521 shares of Common Stock through his indirect control over American Capital Center, LLC. The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, the Bridge Loan, the Hotel II Note and the Split Note are convertible, and the Series C, D and E warrants are exercisable within 60 days. Mr. Lichter may also be deemed to beneficially own 683,083 shares of Common Stock through his indirect ownership interest in IRG Canton Village Member, which in turn owns approximately a 74.9% interest in HOF Village, LLC. HOF Village, LLC owns 683,083 shares of Common Stock. He may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The Series A warrants are exercisable within 60 days. Mr. Lichter disclaims beneficial ownership of all shares held by IRG Canton Village Member, IRG Canton Village Manager, CH Capital, IRG, MLF, and American Capital Center, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating his percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise and/or conversion of (a) the Series B warrants to Mr. Lichter, (b) the Series C, Series D and Series E warrants to CH Capital, (c) the Series C Preferred Stock to CH Capital, (d) the Convertible Note, 2020 Term Loan Note, 2022 Term Loan Note, Bridge Loan, Hotel II Note and Split Note to CH Capital, (e) the Series G warrants to MLF, (f) the convertible promissory note to MLF (g) the Series A warrants to HOF Village, LLC, and (h) the convertible promissory note to IRG.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Hall of Fame Resort & Entertainment Co
Address of issuer's principal executive offices: 2014 Champions Gateway, Suite 100, Canton, Ohio (OH), 44708
Comment: This Amendment No. 5 (this "Amendment No. 5") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed by the Reporting Persons on May 2, 2024 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed by the Reporting Persons on October 1, 2024 ("Amendment No. 4", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the "Schedule 13D"). This Amendment No. 5 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by adding the following: JKP Financial, LLC, a Delaware limited liability company ("JKP") and IRG Master Holdings, LLC, a Delaware limited liability company ("IMH"), and an affiliate of Mr. Lichter, have entered into that certain First Amended and Restated Guaranty Agreement on November 7, 2022, and a Reaffirmation of First Amended and Restated Guaranty Agreement, dated effective as of January 9, 2024, as amended effective as of April 1, 2024 and further amended effective as of July 1, 2024 (collectively, the "Guaranty"), pursuant to which IMH has agreed to guarantee the repayment of certain promissory notes that were issued by the Issuer to JKP. In accordance with the Guaranty, on January 15, 2025, IMH satisfied the JKP obligations in the amount equal to the outstanding principal amount plus accumulated and unpaid interest reduced by certain prior payments to JKP on the: (A) the Secured Cognovit Promissory Note, dated as of June 19, 2020, issued by HOF Village, LLC, a Delaware limited liability company ("HOF Village"), and HOF Village Hotel II, LLC, a Delaware limited liability company ("HOF Village Hotel II", and together with HOF Village, each a "Hotel II Borrower" and, together, the "Hotel II Borrowers"), to JKP in the original amount of $9,097,203.95, as amended and supplemented by (i) that certain First Amendment to Secured Cognovit Promissory Note, dated as of December 1, 2020, by and between Hotel II Borrowers and Assignor, (ii) that certain Joinder and Second Amendment to Secured Cognovit Promissory Note, dated as of March 1, 2022, and (iii) that certain Secured Cognovit Promissory Note, dated effective as of November 7, 2022, by and among Hotel II Borrowers, Hall of Fame Resort & Entertainment Company, a Delaware corporation ("HOFREC") et. al., and JKP (as so amended, and as may further be amended, modified, supplemented, or restated from time to time, the "Hotel II Note"); and (B) the Joinder and Second Amended and Restated Secured Cognovit Promissory Note, dated effective as of November 7, 2022, issued by the Issuer, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to JKP in the original principal amount of $4,273,543.46 (as so amended, and as may further be amended, modified, supplemented or restated from time to time, the "Split Note"). Effective January 15, 2025, CH Capital became the beneficial owner of the Hotel II Note and the Split Note, including any and all collateral held as security for such notes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to incorporate by adding the following:

The information set forth in Item 3 of this Amendment No. 5 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 5 are incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 6,698,645 shares of Common Stock issued and outstanding as of March 21, 2025, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2025."
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 5 are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 3 above, there have been no transactions effected by any Reporting Person in the shares of the Issuer's Common Stock during the preceding 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information disclosed under Item 3 above is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.53: Backup Joinder and First Amended and Restated Secured Cognovit Promissory Note, effective as of November 7, 2022, by and among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, as makers, and JKP Financial, LLC, as holder (incorporated by reference to Exhibit 10.8 of the Issuer's Form 8-K (001-38363), filed with the Commission on March 22, 2023)

Exhibit 99.54 Joinder and Second Amended and Restated Secured Cognovit Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to JKP Financial, LLC (incorporated by reference to Exhibit 10.11 of the Issuer's Form 8-K (001-38363), filed with the Commission on March 22, 2023)

## Signatures
- IRG Canton Village Manager, LLC: /s/ Stuart Lichter, Stuart Lichter/President (03/26/2025)
- IRG Canton Village Member, LLC: /s/ Stuart Lichter, Stuart Lichter/President (03/26/2025)
- American Capital Center, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (03/26/2025)
- CH Capital Lending, LLC: /s/ Richard Klein, Richard Klein/Chief Financial Officer (03/26/2025)
- IRG, LLC: /s/ Stuart Lichter, Stuart Lichter/President (03/26/2025)
- Midwest Lender Fund, LLC: /s/ Stuart Lichter, Stuart Lichter/President (03/26/2025)
- Stuart Lichter: /s/ Stuart Lichter, Stuart Lichter, an individual (03/26/2025)